MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

07021489

27 February 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 27th of February 2007, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

SEC MAIL
RECEIVED
MAR - 1 2007
WASH., D.C.
199
SECTION
PROCESSING

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

MyTravel Group plc

2. Name of shareholder having a major interest

Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

22 February 2007

11. Date company informed

26 February 2007

12. Total holding following this notification

34,947,981 30p ordinary shares

13. Total percentage holding of issued class following this notification

7.55% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 (0)1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

27 February 2007

27 FEB 2007

LEHMAN BROTHERS
25 Bank Street
London
E14 5LE

Compliance Department

FACSIMILE

TO: Company Secretary
MyTravel Group Plc

FAX: 01706 742 650

FROM: Tara O'Hagan (0207 102 1832)

DATE: 26th February 2007

SUBJECT: Major Shareholding Disclosure

NO OF PAGES (including header sheet): 5

Attached please find disclosures of major shareholding.

Received Time 26. Feb. 16:22

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MyTravel Group Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______	☐
3. Full name of person(s) subject to the notification obligation:	Lehman Brothers International (Europe)
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22/02/07
6. Date on which issuer notified:	26/02/07
7. Threshold(s) that is/are crossed or reached:	7%
8. Notified details:	N/A

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of Voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00B06BLB41	31,661,007	31,661,007	34,947,981	34,947,981	N/A	7.58% 7.55	N/A

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
34,947,981	7.58%

Received Time 26. Feb. 16:22

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
N/A

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Tara O'Hagan
15. Contact telephone number:	+44 (0)20 7102 1832

Received Time 26. Feb. 16:22

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	MyTravel Group Plc
Contact address (registered office for legal entities)	Holiday House, Sandbrook Park, Sandbrook Way, Rochdale Lancashire OL11 1SA
Phone number	+44 170.674.2000
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvi]	
Full name	Lehman Brothers International (Europe)
Contact address	25 Bank Street London E14 5LE
Phone number	+44 (0)20 7102 1000
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Position_disclosures@lehman.com

C: Additional information
N/A

END

Received Time 26. Feb. 16:22